UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-38481

A.	Full title of the plan:

UMB Profit Sharing and 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS

Report of Independent

Registered Public Accounting Firm

Audit Committee of UMB Financial Corporation and Plan Participants of

UMB Profit Sharing and 401(k) Savings Plan

Kansas City, Missouri

Opinion On The Financial Statements

We have audited the accompanying statement of net assets available for benefits of UMB Profit Sharing and 401(k) Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the years then ended, and related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis For Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ RubinBrown LLP

We have served as the Plan’s auditor since 2010.

Kansas City, Missouri

June 21, 2022

UMB Profit sharing and 401(k) savings plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITs

	December 31,
	2021	2020
Assets:
Investments, at fair value:
Share of net assets of UMB Retirement Master Trust	$609,412,540	$536,570,431
Receivables:
Employer contributions	1,960,197	1,952,016
Employee contributions	—	704,237
Notes receivable from participants	7,503,892	8,088,035
Total receivables	9,464,089	10,744,288
Net assets available for benefits	$618,876,629	$547,314,719

See accompanying Notes to Financial Statements.

umb profit sharing and 401(k) savings plan

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2021	2020
Additions to net assets attributed to:
Contributions
Employer contributions	$12,506,617	$12,255,250
Employee contributions	28,010,119	27,816,632
Rollover contributions	3,787,606	2,696,426
Total contributions	44,304,342	42,768,308
Deductions from net assets attributed to:
Benefits paid directly to participants	61,570,254	37,127,816
Administrative expenses	109,889	102,001
Total deductions	61,680,143	37,229,817
Investment income:
Plan interest in UMB Retirement Master Trust investment income	86,910,011	84,826,724
Interest income on notes receivable from participants	327,010	357,656
Increase in net assets available for benefits before transfers	69,861,220	90,722,871
Transfers from The ESOP of UMB	1,700,690	475,916
Increase in net assets available for benefits	71,561,910	91,198,787
Net assets available for benefits - beginning of year	547,314,719	456,115,932
Net assets available for benefits - end of year	$618,876,629	$547,314,719

See accompanying Notes to Financial Statements.

umb profit sharing and 401(k) savings plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

1.	Description of the Plan

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of UMB Financial Corporation and affiliates (collectively, the Company or UMB) and provides for retirement, disability and death benefits.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  Matrix Trust Company serves as Trustee of the Plan.  During 2021, the Trustee was changed from BMO Harris Bank NA to Matrix Trust Company.

Eligibility and Participation

Employees are eligible to make elective deferral contributions and receive the Company matching contribution upon the first of the month following one month of employment. The Plan provides that employees with one year of service and 1,000 hours of service each year become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to receive the Company profit sharing contribution on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year after satisfying eligibility requirements.  With limited exceptions, participants must be actively employed on the last day of the Plan year to share in any Company profit sharing contributions.

Contributions

Contributions are subject to certain Internal Revenue Code (IRC) limitations.

Employee Contributions:

Each year, participants may contribute up to 50 percent of their annual compensation as defined in the Plan Agreement.  In addition, all employees who are eligible to make elective deferral contributions under the Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan Agreement.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

All employees of UMB hired on or after January 1, 2008 who are otherwise eligible for the Plan, are subject to an “automatic election,” under which the Company will withhold 3 percent of compensation from the new employee’s paycheck each payroll period.  That amount is contributed to the Plan as an elective deferral contribution, unless these employees complete a salary deferral agreement electing a different percentage. The automatic election is withheld from the paycheck following the employee's completion of eligibility for the Plan, which is the first of the month following completion of one month of employment. The automatic salary deferral will be invested in the Vanguard Balanced Index Fund unless otherwise directed by the employee. The employee may modify the automatic election at any time to elect an alternative deferral amount or elect not to defer into the Plan.

Employer Matching Contributions:

The Company will determine each year the amount, if any, that will be contributed to the Plan.  The Company allows for matching contributions determined annually by the Chairman of the Board of Directors of the Company at his discretion.  The matching contribution is based on the participant's eligible compensation for each payroll period and is funded during the year.  The Company may make an additional discretionary matching contribution equal to the true-up contribution that would be required as if the matching contribution was based on the participant’s eligible annual compensation.  After satisfying eligibility requirements, the Company matched 50 percent of the first 8 percent of a participant's contributions.  For the 2021 plan year, the Company contributed $11,256,617, of which $710,197 was included in employer contributions receivable at

December 31, 2021.  For the 2020 plan year, the Company contributed $11,255,250, of which $952,016 was included in employer contributions receivable at December 31, 2020.

Employer Profit Sharing Contributions:

The Plan allows for profit sharing contributions by the Company to be determined annually by the Chairman of the Board of Directors of the Company at his discretion.  The Company made total profit sharing contributions of $2,500,000 and $2,000,000 related to the 2021 and 2020 plan years, respectively.  Employer profit sharing contributions, as determined above, are divided between the Plan and The ESOP of UMB (the ESOP), at the discretion of the Board of Directors of the Company.  Profit sharing contributions to the Plan amounted to $1,250,000 and $1,000,000 for plan years 2021 and 2020, respectively. As of December 31, 2021 and 2020, $1,250,000 and $1,000,000 was included in employer contributions receivable, respectively.

Participant Accounts

A separate account is maintained for each participant in the Plan.  Each participant’s account is credited with the participant’s contributions and allocations of (1) the Company’s contributions, (2) forfeitures of terminated participants’ nonvested accounts, and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings, participant elective deferrals or account balances, as defined and subject to certain limits.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Qualified participants are able to transfer a portion of their account balances from the ESOP to the Plan.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account.  Additionally, all loans are made for a period not to exceed five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant.  Interest rates for residential loans are BMO Harris Bank NA’s 15-year mortgage rate.  Interest rates for all other loans are the Wall Street Journal’s prime rate.  Principal and interest is paid ratably through payroll deductions.  The loans bear interest ranging from 2.25 percent to 8.25 percent, with maturity dates through August 2041.

Vesting and Forfeitures

Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon.  For profit sharing contributions participants are 50 percent vested after two years of service and 100 percent vested after three years of service.

The Company, at its discretion, determines how forfeited nonvested accounts will be used in accordance with the Plan.   At December 31, 2021 and 2020, available forfeited nonvested accounts totaled $941 and $2,193, respectively.  The Company allocated $26,518 and $16,520 of forfeited balances during 2021 and 2020, respectively, to remaining participant accounts.

Benefits

A participant’s account balance, to the extent it is vested, will be paid upon request to participants who have become disabled, retired or otherwise left the Company. Employees are not allowed to withdraw any portion of the Employer contributions prior to age 59½; however, subject to the Plan’s restrictions, participants may withdraw all or a portion of their account balances from certain sources while remaining employed.

Terminated participants with a vested account balance not exceeding $5,000, excluding amounts attributable to any rollovers, will receive a lump sum distribution. If the deferred vested account balance is less than $1,000, the balance will be distributed to the participant in cash. If the deferred vested account balance is between $1,000 and $5,000, the participant’s balance will be rolled over to an omnibus IRA account with IRALOGIX, Inc., if the participant does not make a distribution election.

Participant Hardship Withdrawals

A participant may withdraw all or a portion of their contributions subject to hardship withdrawal provisions.

Coronavirus Aid, Relief and Economic Security Act

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was passed into law.  The CARES Act outlines special rules for use of retirement funds for those affected by COVID-19 that temporarily allow for the following: tax-favored withdrawals up to $100,000, increased loan limits to $100,000, suspension of repayment of loans for up to a year, and delay of minimum required distributions.  The Plan adopted these provisions during 2020, which were available through December 31, 2020.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared using the accrual method of accounting.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan, via the UMB Retirement Master Trust, invests in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Valuation of Investments

Investments in the UMB Retirement Master Trust are stated at fair value.  Securities traded in public markets are valued at their quoted market prices.  Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period.  The various funds earn dividends and interest which are automatically reinvested in additional units.  Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Recognition of Investment Income

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net change in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2021 or 2020.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Costs and Expenses

Fees related to certain terminated participant accounts, administration of notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in investment income. The Plan used $200,990 and $196,747 of proceeds from a revenue sharing arrangement to pay administrative fees in 2021 and 2020, respectively. Any proceeds remaining from the revenue sharing arrangement at the end of the year are allocated on a pro-rata basis to participant accounts in the Plan.  The proceeds from the revenue sharing arrangement were previously held in a BMO Harris Bank NA money market fund, and following the conversion of the trustee to Matrix Trust Company are now held in a JPMorgan U.S. Government money market fund.

3.	UMB Retirement Master Trust

The assets of the Plan and the ESOP are combined into the UMB Retirement Master Trust (the Master Trust), a master trust established by the Company.  Use of the Master Trust permits the commingling of Plan assets with the assets of the ESOP for investment and administrative purposes.  At December 31, 2021 and 2020, the Plan’s assets relate to its share of the allocated net assets of the Master Trust.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating investment income or loss to the participating plans.  The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan on a basis proportionate to the Plan’s share of net assets.  All other activity is recorded in the Plan based on the elections of the individual participants in the Plan.

The following table presents the net assets of the Master Trust and the Plan’s interest in the net assets of the Master Trust at December 31, 2021 and 2020:

	2021		2020
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Investments, at fair value:
Mutual funds	$563,207,409	$563,207,409	$493,609,946	$493,609,946
UMB Company Stock Fund	99,739,419	18,929,011	71,478,445	12,612,194
Money market funds	26,476,733	26,476,733	30,267,511	30,267,511
Total investments	689,423,561	608,613,153	595,355,902	536,489,651
Receivables:
Other	68,310	68,310	80,780	80,780
Cash	731,077	731,077	—	—
Net assets	$690,222,948	$609,412,540	$595,436,682	$536,570,431

Income of the Master Trust includes net change in the fair value of investments and dividend and interest income.  Net change in the fair value of its investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

The following are changes in net assets for the Master Trust for the years ended December 31, 2021 and 2020:

	2021	2020
Total transfers in	$50,423,097	$46,888,853
Total transfers out	(73,624,233)	(45,186,120)
Net transfers	(23,201,136)	1,702,733
Dividend and interest income	36,291,324	17,282,636
Net change in fair value of investments	81,820,761	68,767,367
Administrative expenses	(124,683)	(114,015)
Increase in net assets	94,786,266	87,638,721
Net assets:
Beginning of year	595,436,682	507,797,961
End of year	$690,222,948	$595,436,682

4.	Fair Value Measurements

The Master Trust utilizes an established framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2021 or 2020.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Master Trust are open end mutual funds and money market funds that are registered with the

Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds and money market funds held by the Master Trust are deemed to be actively traded.

UMB Company Stock Fund

The UMB Company Stock Fund is valued at the NAV of shares held by the Master Trust at year end, which is used as a practical expedient to estimate fair value.  The NAV is determined by dividing the net assets of the UMB Company Stock Fund by the number of units outstanding on the day of valuation.  The UMB Company Stock Fund is comprised of assets that are traded on an active market and cash equivalents.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Mutual funds	$563,207,409	$—	$—	$563,207,409
Money market funds	26,476,733	—	—	26,476,733
Total assets in the fair value hierarchy	$589,684,142	$—	$—	$589,684,142
UMB Company Stock Fund(1)				99,739,419
Total investments at fair value				$689,423,561

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Mutual funds	$493,609,946	$—	$—	$493,609,946
Money market funds	30,267,511	—	—	30,267,511
Total assets in the fair value hierarchy	$523,877,457	$—	$—	$523,877,457
UMB Company Stock Fund(1)				71,478,445
Total investments at fair value				$595,355,902

(1)

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3.

5.	Plan Termination

Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants become 100 percent vested in their accounts and the Plan provides that its net assets be used to pay all expenses and benefits due and will distribute the remaining assets among the Plan participants based upon their account balance.

6.	Tax Status

The Plan uses a prototype document sponsored by OneAmerica Financial Partners, Inc.  The sponsor received an opinion letter from the Internal Revenue Service (IRS) dated September 24, 2015, which states that the prototype document satisfies the applicable requirements of the IRC.  The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax period in progress.  The Plan’s federal tax returns for tax years 2018 and later remain subject to examination by taxing authorities.

7.	Related Party and Party In Interest Transactions

At December 31, 2021 and 2020, included in the Plan’s share of net assets of the Master Trust, via the UMB Company Stock Fund, are 177,411 and 181,736 shares, respectively, of UMB’s common stock at a fair value of $18,825,040 and $12,537,960, respectively.  All of the above transactions are exempt party in interest transactions under ERISA.

8.	Transfers from The ESOP of UMB

The ESOP allows participants to diversify their investment in Company stock by transferring a portion of their investment in Company stock from the ESOP into other investment options offered by the Plan.  Participants who are at least age 50 with at least 10 years of service may elect to transfer a portion of their ESOP account balance to the Plan.  A participant may diversify up to 25 percent of the number of shares allocated to their account, less any shares previously diversified.  Upon attaining age 60, the percentage changes to 50 percent.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

EIN: 43-0903811 PLAN NUMBER: 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Participant Loans	Promissory notes, interest rates from 2.25% to 8.25%; maturity dates through August 2041		$7,503,892

*	Represents party-in-interest to the Plan.
**	Cost not required for participant directed investments.

The above information is required for disclosure for Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMB Profit Sharing and 401(k) Savings Plan

Date: June 21, 2022	/s/ Brian Beaird
Brian Beaird Executive Vice President & Chief HR Officer

EXHIBIT INDEX

Exhibit No.                  Description

23                                 Consent of Independent Registered Public Accounting Firm